                                                                    EXHIBIT 99.1


                  FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray McManus                Stephen Rouse             Monica Zaied
Public Relations           Maverick PR               Investor Relations
724 Solutions Inc.         FOR 724 SOLUTIONS         724 Solutions Inc.
416-228-8191               416.640.5518              416-228-2369
rmcmanus@724.com           stephenr@maverickpr.com   mzaied@724.com



              724 SOLUTIONS REPORTS THIRD QUARTER FINANCIAL RESULTS

  SERVICE REVENUE EXPERIENCES 91 PER CENT GROWTH QUARTER OVER QUARTER; OVERALL
             REVENUE INCREASES BY 54 PER CENT QUARTER OVER QUARTER

TORONTO, ON -- (OCTOBER 25, 2000) -- 724 Solutions Inc. (Nasdaq: SVNX and TSE:
SVN), the premier wireless financial services infrastructure software provider, today reported another quarter of record revenue. For the third quarter ended September 30, 2000, 724 Solutions reported revenue of $6.1 million - up 54 per cent from $4.0 million in the second quarter. For the nine months ended September 30, 2000, revenue, before the offset of stock-based compensation, was $13.4 million, up from $2.1 million for the same period in the prior year. (All financial information is expressed in U.S. dollars.)

Net loss for the third quarter of fiscal 2000, excluding certain non-cash charges, was $10.9 million, or $0.29 per basic share, compared to a net loss of $11.7 million, or $0.32 per basic share, for the second quarter. Net loss, excluding certain non-cash charges, for the nine months ended September 30, 2000 was $28.4 million or $0.78 per basic share compared to a net loss of $6.2 million or $0.46 per basic share for the nine months ended September 30, 1999. Non-cash charges include the amortization of intangibles, stock-based compensation and the equity in affiliate.

"724 Solutions delivered another outstanding quarter, reflecting our continued strength as the technology platform of choice for world-class financial institutions," said Greg Wolfond, chief executive officer of 724 Solutions. "Growth was fueled by our current customers' demand for our services, and new customers licensing our technology. The quarter was again marked by several significant announcements - including our acquisition of Spyonit.com and the launch of LiveClips-TM- - as well as a continuing series of exciting technology developments with our partners."

724 Solutions had product revenue for the third quarter of $3.5 million, up 34 per cent from $2.6 million for the second quarter of this fiscal year. Product revenue, before the offset of stock-based compensation, increased seven-fold to $8.8 million for the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999. The quarter over quarter increase is largely due to 724 Solutions achieving major customer milestones. The nine-month


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

increase reflects the additional number of customer licenses that 724 Solutions obtained in fiscal 2000.

Service revenue for the third quarter increased 91 per cent to $2.6 million, from $1.4 million for the three months ended June 30, 2000. Service revenue was $4.6 million compared to $788,000 for the nine months ended September 30, 2000 and September 30, 1999, respectively. The growth, quarter over quarter, resulted from 724 Solutions' customers' increasing demand for implementation and customization services for the Financial Services Platform and LiveClips.

The company continues to be in a very strong cash position with cash, cash equivalents, and short-term investments of $178.0 million at September 30, 2000 ($199.3 million at June 30, 2000).

724 Solutions' research and development expenses increased as it continues to develop enhanced functionality for its FSP and integrate other technologies obtained through acquisitions to deliver on its mobile-commerce platform. Total operating expenses for the quarter were $26.4 million compared to $18.7 million in the previous quarter. The increase in total costs was primarily due to the increase in the amortization of intangibles of $6.6 million relating to the goodwill and acquired intangibles associated with the acquisition of ezlogin.com and Spyonit.com.

Following the quarter-end, the company made a number of significant announcements, including Bank of Montreal piloting LiveClips aggregation technology on its Veev service, a licensing and aggregation distribution agreement with Australia-based Parker's Edge, announced plans to work with Sina.com, the world's largest Chinese-language portal, and extending the FSP's capability to interoperate with Brodia's digital wallet.

"We continue to see major new opportunities arising from applications of the 724 Solutions Financial Services Platform and m-commerce," added Wolfond. "We believe we have unparalleled opportunities with the global m-commerce market exploding, our momentum continues and we are well-positioned to achieve continued strong growth going forward."

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

724 SOLUTIONS - SUMMARY RESULTS OF OPERATIONS (UNAUDITED)
(IN 000'S OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                       Fiscal 2000                    Nine Months Ended
                                                    Three Months Ended                September 30, 2000
                                                September 30       June 30           2000            1999
Revenue:
 Product                                            $3,482          $2,591          $8,835          $1,314
 Less: stock-based compensation
   related to product                                   --              --            (248)         (1,273)
 Services                                            2,632           1,377           4,606             788
                                             ---------------------------------------------------------------
 Net revenue                                         6,114           3,968          13,193             829
 Cost of  revenue                                    3,777           2,550           8,280             802
                                             ---------------------------------------------------------------
 Gross margin                                        2,337           1,418           4,913              27

Operating expenses:
 Research and development                            8,065           6,545          19,033           4,360
 Sales and marketing                                 3,632           3,315           9,396           1,106
 General and administrative                          3,879           5,395          11,492           1,883


                                                       Fiscal 2000                    Nine Months Ended
                                                    Three Months Ended                September 30, 2000
                                                September 30       June 30           2000            1999
 Depreciation                                        1,313             684           2,314             445
 Amortization of intangibles                         7,917           1,350           9,267              --
 Stock-based compensation related
   to stock options                                  1,555           1,456           3,854             124
                                             ---------------------------------------------------------------
  Total operating expenses                          26,361          18,745          55,356           7,918
                                             ---------------------------------------------------------------
Loss from operations                               (24,024)        (17,327)        (50,443)         (7,891)
Interest income                                      3,633           2,772           8,643             341
Equity in income (losses) of affiliate                 965            (213)            686              --
                                             ---------------------------------------------------------------
  Net loss for the period                         $(19,426)       $(14,768)       $(41,114)       $ (7,550)
                                             ---------------------------------------------------------------
                                             ---------------------------------------------------------------
Basic and diluted net
 loss per share                                   $  (0.51)       $  (0.40)       $  (1.13)       $  (0.57)
Weighted-average number of shares used in
 computing basic and diluted net loss
 per share (in thousands)                           37,961          36,717          36,246          13,301
                                             ---------------------------------------------------------------
                                             ---------------------------------------------------------------
Loss before interest, taxes, depreciation
  and amortization, amortization of stock-based
  compensation and equity in income (losses)
  of affiliate                                    $(13,239)       $(13,837)       $(34,760)       $ (6,049)
                                             ---------------------------------------------------------------
                                             ---------------------------------------------------------------

EPS ADJUSTED FOR CERTAIN NON CASH ITEMS:
Loss from operations                              $(19,426)       $(14,768)       $(41,114)       $ (7,550)
add back certain non-cash items
 Amortization                                        7,917           1,350           9,267              --
 Stock based compensation                            1,555           1,456           4,102           1,397
 Equity in losses (income) of affiliate               (965)            213            (686)             --
                                             ---------------------------------------------------------------
Adjusted net loss                                 $(10,919)       $(11,749)       $(28,431)       $ (6,153)
                                             ---------------------------------------------------------------
EPS adjusted for certain non-cash items           $  (0.29)       $  (0.32)       $  (0.78)       $  (0.46)

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


BALANCE SHEET

(UNAUDITED, IN 000'S OF U.S. DOLLARS)

                                                       September 30      December 31
                                                               2000             1999
                                                         (unaudited)
Assets

Current assets:
 Cash and cash equivalents                               $  19,915        $  65,287
 Short-term investments                                    158,062               --
 Accounts receivable-trade
   net of allowance of $92 (December 31, 1999 - nil)         3,205            3,121
 Prepaid expenses and other receivables                      3,623            1,368
                                                        ----------------------------
                                                           184,805           69,776
Capital assets                                               9,776            2,366
Investments                                                 11,935               --
Intangible and other assets                                 90,750            1,100
                                                        ----------------------------
                                                         $ 297,266        $  73,242
                                                        ----------------------------
                                                        ----------------------------


                                                       September 30      December 31
                                                               2000             1999
                                                         (unaudited)

Liabilities and Shareholders' Equity

Current liabilities:
 Accounts payable                                        $   1,676        $   1,982
 Accrued liabilities                                         8,199            2,967
 Deferred revenue, net of deferred stock-based
   compensation of nil (December 31, 1999 - $248)            4,135            6,022
                                                        ----------------------------
                                                            14,010           10,971

Leasehold inducements                                          398              103

Shareholders' equity:
 Share capital
  Authorized:
   Unlimited common shares
   Unlimited preferred shares
  Issued and outstanding:
   39,061,130 common shares
   (December 31, 1999 - 29,402,426)                        357,079           84,762
 Deferred stock-based compensation                         (16,419)          (5,909)
 Accumulated deficit                                       (57,802)         (16,685)
                                                        ----------------------------
                                                           282,858           62,168
                                                        ----------------------------
                                                         $ 297,266        $  73,242
                                                        ----------------------------
                                                        ----------------------------

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

THIRD QUARTER HIGHLIGHTS

GETTING 724 SOLUTIONS' CUSTOMERS TO MARKET

     - Harris Bank, a fully owned U.S. subsidiary of Bank of Montreal, launched service to its nearly one million Chicago-based retail customers - providing the ability to conduct banking and investment services using Internet-enabled mobile phones.

     - Bank of America launched its wireless banking and brokerage offering in the United States. Powered by the 724 Solutions Financial Services Platform, the initial rollout is available to Private Bank clients in Dallas and Fort Worth, Texas; Baltimore, Maryland; and Washington, DC.

     -    Citigroup launched Citibank Alerts in Singapore.

     - Wachovia Corporation licensed the FSP for both retail and commercial banking customers.

     - BBVA Bancomer, Mexico's largest financial group, licensed the FSP to offer mobile banking services in English and Spanish to its customers throughout Mexico and the United States.

     - KeyCorp entered into a pilot agreement to introduce interactive wireless banking services. It also chose to have the FSP hosted in a 724 Solutions data centre during this first phase.


PRODUCT - CONTINUING TO DEVELOP A POWERFUL SOLUTION

     - 724 Solutions introduced the latest iteration of the FSP. The release offered single sign-on capabilities and multi-byte capabilities that increased the number of languages supported by the FSP.

     - 724 Solutions invested in Neomar, a leading provider of wireless infrastructure software that enables the delivery of mobile enterprise applications. Greg Wolfond, CEO of 724 Solutions, joined Neomar's board of directors.

     - 724 Solutions acquired Chicago-based Spyonit.com, Inc., a leading developer of Web-based monitoring and notification technology.

     - 724 Solutions Inc. launched LiveClips, an enhanced aggregation product based on ezlogin.com's aggregation technology. Home Account will add LiveClips' account aggregation functionality to its Canopy Central full-service, Web-based financial service solution. In addition, Ms Money.com - a women's financial portal - plans to offer a consolidated view of Web-based accounts to its customers via LiveClips.

     - 724 Solutions and Certicom Corp. announced a plan to deliver the first open and standards-based wireless public key infrastructure solution for the financial services industry.

     - 724 Solutions Inc. and CheckFree announced a strategy to make electronic billing and payment available quickly to financial institutions' customers that use both CheckFree and the 724 Solutions FSP.

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

CORPORATE

     - 724 Solutions Inc. was added to The Toronto Stock Exchange's TSE 300 Composite Index in the Industrial Products Group, the TSE 200 Index and Standard and Poor's S&P/TSE Canadian MidCap Index as of market close on September 19, 2000.

     - University of Toronto Professor and President Emeritus J. Robert S. Prichard joined the company's board of directors - a move designed to create a more independent board of directors.

     - Chris Jarman joined 724 Solutions as Executive Vice-President, Mobile Commerce. Jarman is a recognized industry leader in the mobile commerce arena.

         INVESTORS WILL HAVE THE OPPORTUNITY TO LISTEN TO 724 SOLUTIONS' EARNINGS RELEASE CONFERENCE CALL, WHICH COMMENCES AT 5:00 P.M. TODAY, BY DIALING DOMESTIC (416) 641-6685, OR TOLL FREE AT 1-800-379-4140. POWERPOINT SLIDES USED ON THE CONFERENCE CALL ARE AVAILABLE ON THE INVESTOR INFORMATION PAGE OF THE 724 SOLUTIONS WEB SITE AT http://www.724.com/investors/IRStart.htm. A REPLAY OF THE CALL WILL BE AVAILABLE AT THE WEB SITE BEGINNING TODAY AT 8:00 P.M. EST.



         About 724 Solutions Inc.

724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure mobile banking, investment, and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The company provides end-to-end customer support through its global application hosting and contact center services. 724 Solutions' customers comprise world-class financial institutions whose combined customer bases total 165 million. 724 Solutions' common shares are listed on the NASDAQ National Market (SVNX) and The Toronto Stock Exchange (SVN). Headquartered in Toronto, Canada, the company has offices in London, Paris, San Francisco, Mountain View, Sydney, and Tokyo. For additional information visit www.724.com.

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that technologies for the delivery of financial or e-commerce services over the Internet and wireless networks will not be developed or be attractive to consumers as anticipated; the risk that 724 Solutions will not successfully deploy or operate services based upon the 724 Solutions Financial Services Platform and LiveClips; the risk that 724 Solutions' services will not be able to be profitably independently marketed and other risks outlined in 724 Solutions' SEC filings, and filings with Canadian Securities Administrators, including but not limited to 724 Solutions' registration statement on Form F-1, prospectuses, material change reports, Annual Information Form, Form 20-F, Management Information Circular, or filings on Form 6-K. 724 Solutions does not undertake any obligation to update this forward-looking information, except as required under applicable law.


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